VIA EDGAR CORRESPONDENCE

August 14, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-16095

Ladies and Gentlemen:

We are in receipt of the letter from the Securities and Exchange Commission to Aetna Inc. (“Aetna”) dated July 17, 2018, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). Capitalized terms used without definition in this letter and enclosure have the respective meanings assigned to them in the above referenced Annual Report on Form 10-K. With respect to the Staff’s comments, enclosed herewith please find Aetna’s responses. For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to our response thereto.

Please call Heather Dixon at 860-273-2473 if you or other members of the Staff have questions regarding our response.

Very truly yours,

AETNA INC.

By:	/s/ Heather Dixon
Name:	Heather Dixon
Title:	Vice President, Controller and
Chief Accounting Officer

Enclosure - Response to the Staff’s comments to Aetna contained in a letter dated July 17, 2018
Staff comment reprinted in Italic Text - Aetna response follows

Aetna Inc. Response to SEC Staff Letter dated July 17, 2018

Aetna Inc. Form 10-K for the year ended December 31, 2017 (the “10-K”)

Notes to Consolidated Financial Statements
3. Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture
Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management Businesses, page 105

1.
Please refer to your response to our prior comment 1. You indicate that the cash ceding commission of $1.45 billion paid from HLAIC to Aetna represents the consideration for the rights to the existing and future profits of the reinsured business. You represent that it does not represent the risk of HLAIC assuming the Group Insurance business. Rather, you represent that HLAIC is compensated for assuming the risk of the Group Insurance business through the delivery of the $3.33 billion of investment assets and cash into the comfort trust account.

•
Tell us whether the $1.45 billion and the $3.33 billion amounts reasonably reflect the amounts that a third party would separately pay for the reinsured business and for assuming the risk of the Group Insurance business, respectively.

Our Response:
We believe a third party would evaluate the Group Insurance sale as a whole, and don’t believe a third party would pay the referenced amounts separately. The $1.45 billion ceding commission is the amount that HLAIC agreed to pay on the understanding that cash and investment assets with a fair market value of approximately $3.33 billion would be transferred into a comfort trust account established by HLAIC upon the closing of the transaction. If the fair market value of the transferred assets had been lower, then presumably HLAIC would have offered to pay Aetna a lower ceding commission. As part of due diligence, HLAIC and the other bidders were provided with the opportunity to review each of the investment assets in the transferred portfolio and to assess their fair market value for purposes of formulating their ceding commission bids.
The amount of the ceding commission received by Aetna (i.e., $1.45 billion) was determined through a competitive auction process among unrelated third parties. Aetna received 5 final round bids, including another offer of a ceding commission for the exact same amount offered by HLAIC ($1.45 billion), and a third offer for an amount that was only slightly lower. This robust process indicates that multiple third parties considered the $1.45 billion and $3.33 billion amounts to be reasonable, and that these amounts reflect the fair market value of the reinsured business and the transferred assets.
While the $1.45 billion and $3.33 billion would not have been paid (or assumed) by a third party independent of each other, we did allocate the net ceding commission (which the relevant accounting literature and our response below refer to as a “reinsurance premium”) of $1.1 billion (after adjusting the $1.45 billion ceding commission, as described above, by the $360 million by which the fair market value of the investment assets transferred to the comfort trust at closing exceeded the value of the net insurance liabilities assumed by HLAIC on a GAAP basis) between the prospective and retroactive provisions of the contract in accordance with ASC 944-605-25-21. Based on an independent third party actuarial appraisal of (a) the value of the runoff of reserves ceded to HLAIC on the closing date that related to past insurable events, as compared to (b) the total value of the business ceded to HLAIC, including future renewals, new business projections and projected liabilities from future insurable events, we allocated 13.6% of the reinsurance premium (i.e., $149 million) to the retrospective provisions of the reinsurance contract, and the remaining 86.4% of the reinsurance premium (i.e., $947 million) to the prospective provisions of the reinsurance contract. For additional detail, please see the “Overview of reinsurance accounting for the transaction”, “Prepaid reinsurance premium related to the prospective provisions of the reinsurance contract”, and “Deferred gain related to the retroactive provisions of the reinsurance contract” sections of our letter dated June 26, 2018, as well as Annex A thereto.

•
If HLAIC is compensated for assuming the risk of the Group Insurance business through the delivery of the $3.33 billion of investment assets and cash into the comfort trust account, tell us with reference to the authoritative literature why the $3.33 billion is not a reinsurance premium that should be allocated between the retroactive and prospective portions of the contract with each accounted for separately following the applicable literature in ASC 944. If one used your basis of allocation of 86.4% to prospective and 13.6% to retroactive, strictly as an example, this would result in a prepaid premium of $2.88 billion related to the prospective portion and $.45 million paid for the retroactive portion, resulting in a deferred gain for the retroactive portion of $2.52 billion (i.e. the excess of the net liabilities transferred of $2.97 billion over the amount paid of $.45 million, as allocated). [Emphasis added]

Our Response:
As indicated in our letter dated June 26, 2018, when structuring the Group Insurance sale, we realized that it was impractical to either (i) sell the Aetna legal entities that wrote the Group Insurance business (since these legal entities also wrote insurance and other contracts for other businesses that were outside the scope of this transaction), or (ii) seek policyholder consent to assign or novate to HLAIC each of the thousands of relevant insurance policies written over the span of several decades. As a result, the transaction was structured using a 100% coinsurance indemnity reinsurance agreement. This allowed Aetna to achieve an outcome similar to a conventional sale of a line of business through a legal entity or asset sale, whereby the purchaser acquires all of the assets, and assumes all of the liabilities, of the divested business. In the Group Insurance sale, HLAIC assumed all of the insurance liabilities of the business pursuant to a reinsurance agreement, and Aetna transferred to a comfort trust account established by HLAIC the $3.33 billion in cash and investment assets supporting those liabilities.1
This $3.33 billion reflects the fair market value of the assets that supported the existing liabilities of the reinsured group life insurance and group disability business (the "Group Life & Disability business") on the closing date. No portion of the $3.33 billion related to policies to be issued after the closing date. Accordingly, all of the cash and investments assets transferred into the comfort trust account supported liabilities for past insurable events.
By way of further explanation:

A.
Retrospective portion of the contract: Because the reinsured business is profitable and the value of the transferred assets was adequate to cover the existing liabilities of the Group Life & Disability business on the closing date, it was not necessary (nor would it be common in a reinsurance transaction relating to the transfer of a business) for Aetna to pay HLAIC a separate reinsurance premium related to the retrospective portion of the reinsurance contract. Moreover, during the settlement period of the reserves that existed as of the closing date, HLAIC will receive the considerable investment income on the $3.33 billion in assets supporting the reinsured liabilities. This settlement period is estimated to be up to approximately 30 years due to the long-tail nature of certain of the insurance liabilities ceded to HLAIC.

B.
Prospective portion of the contract: With respect to the prospective portion of the reinsurance contract, note that HLAIC is entitled to 100% of the premiums received from policyholders after the closing date. These premiums are expected to be more than adequate to cover the risk of future insurable events, and

1 The key difference in a reinsurance transaction, as compared to a conventional sale of a legal entity, is that because the existing policies are not novated to the acquirer (i.e., HLAIC), the ceding company (i.e., Aetna) remains directly liable to policyholders after the closing of the transaction. As a result, Aetna is exposed to credit risk vis-à-vis HLAIC. If HLAIC ever defaults on its obligations under the reinsurance agreement, Aetna remains liable to the policyholders of the reinsured policies.

include an expected profit or underwriting margin. Moreover, the issuance of new and renewal policies after the closing date is entirely within the control of, and for the benefit of, HLAIC. As HLAIC is already receiving the premiums paid by policyholders, and will receive all of the benefits of such policies, it is not necessary (nor would it be common in a 100% coinsurance transaction relating to the transfer of a business) for Aetna to pay HLAIC a separate reinsurance premium related to the prospective portion of the reinsurance contract.

•
Regarding the $1.45 billion paid from HLAIC to Aetna, tell us more specifically what the “rights to the existing and future profits of the reinsured business” represent including, with reference to authoritative literature, whether or not you consider the Group Insurance Sale to be that of a business. Explain to us why or why not. If the Group Insurance Sale is that of business, tell us how you comply with ASC 810-10-40-3A through 40-6.[2]

Our Response:
Whether the Group Insurance sale was the sale of a business
The Group Insurance sale was the sale of a line of business, accomplished through a reinsurance transaction structure. As discussed above, in contrast to a conventional sale of a line of business (through a legal entity or asset sale), because the Group Insurance sale was structured as a 100% coinsurance indemnity reinsurance transaction, none of the existing policies with Aetna’s policyholders were transferred or novated to HLAIC (although the economic risk is transferred through the reinsurance agreement and, after a brief transition period, renewal policies will be offered by HLAIC on HLAIC contracts). As a result, unlike in a conventional sale, after the closing of the Group Insurance sale, Aetna remains contractually liable to its policyholders and is exposed to credit risk if HLAIC defaults on its obligations under the reinsurance agreement. For the same reason, unlike in a conventional sale, the net insurance liabilities ceded to HLAIC will remain on Aetna’s books (consistent with ASC 944-20-40-43) until Aetna is no longer directly liable to its policyholders, and those liabilities were not derecognized on Aetna's balance sheet on the closing date in accordance with ASC 810-10-40-3A through 40-6.

Why we accounted for the Group Insurance sale pursuant to the reinsurance guidance under ASC 944, rather than the authoritative literature related to the sale of a business
The guidance in ASC 944-20-15-37 states:
“the guidance in the Reinsurance Subsections of this Subtopic applies to any transaction, regardless of its form, whose individual terms indemnify an insurer against loss or liability relating to insurance risk. That is, all contracts, including contracts that may not be structured or described as reinsurance, shall be accounted for as reinsurance if those conditions are met, including reinsurance contracts used to, in effect, sell a line of business by coinsuring all or substantially all of the risks related to the line.” [emphasis added]

The terms of the Group Insurance sale provide for HLAIC to indemnify Aetna against loss or liability relating to the transferred business by reinsuring all of the insurance risks related to the Group Life & Disability business. Accordingly, we concluded the transaction falls within the scope of the reinsurance guidance in ASC 944 as opposed to the guidance related to the sale of a business.4

Rights to the existing and future profits of the reinsured business

A.
Future profits: After the closing of the transaction, HLAIC is entitled to 100% of the premium relating to the Group Life & Disability business, it is assuming 100% of the insurance liabilities of the reinsured

2 We have reordered our responses to these questions to facilitate the structure of the discussion below.
3 ASC 944-20-40-4 states that “reinsurance contracts in which a ceding entity is not relieved of the legal liability to its policyholder shall not result in removal of the related assets and liabilities from the ceding entity's financial statements.”
4 For additional detail, please see the "Overview of reinsurance accounting for the transaction" section of our letter dated June 26, 2018.

business, and therefore it will receive 100% of the future profits of the business (the Group Life & Disability business is profitable). These future profits will be derived primarily from renewal policies issued after the closing date to the existing customers of the Group Life & Disability business as of the closing date, as well as any policies issued to new customers during a one-year transition period after the closing date (and any renewals thereof).

In order to realize the full benefit of these customer relationships, HLAIC must migrate the Group Life & Disability business customers from the existing Aetna policies to new HLAIC policies. Any customers migrating to HLAIC must do so no later than the end of the “remaining customer contract period” (which will expire in the fourth quarter of 2020 at the latest).5

The “remaining customer contract period” was estimated as of the closing date on a customer by customer basis, and Aetna recognizes the prepaid reinsurance premium (the unearned ceding commission paid by HLAIC to Aetna related to the prospective provisions of the reinsurance contract) over such remaining customer contract period. If a customer either (i) migrates to an HLAIC insurance contract, or (ii) chooses to renew with another insurance carrier (i.e., elects not to renew with HLAIC), in each case earlier than originally estimated, we will accelerate the recognition of the relevant prepaid reinsurance premium for such customer. We will continue to update our estimate of the amortization period on a quarterly basis to reflect actual activity (sales, lapses, changes in renewal dates, etc.) and record adjustments to our recognition of the prepaid reinsurance premium as appropriate.
New or renewal policies issued by HLAIC on HLAIC insurance contracts after the closing of the transaction are not covered by the reinsurance contract between Aetna and HLAIC (because Aetna bears no liability for such policies, and they are issued directly by HLAIC, it was unnecessary to reinsure them). While HLAIC expects to continue to earn profits from the business after customers migrate to HLAIC insurance contracts, we did not allocate any portion of the net ceding commission as separate compensation for those future profits of the business. None of Aetna’s customers could migrate to HLAIC products at the time of closing, and the timing of any particular customer’s actual migration (if it occurs at all) is not fully predictable. Moreover, we would note that:

i.
the transfer of the Group Life & Disability business was structured as a single arrangement or transaction designed to achieve an overall commercial effect (the sale of the business), which we structured as and accounted for as reinsurance, as described above. We note that ASC 944-40-25-33 states that “Reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding entity’s liability to the policyholder” (which did not occur here - HLAIC has not replaced Aetna from a legal perspective and, as discussed above, Aetna remains liable to its policyholders); and

ii.
the expected future profits of the business after the expiration of the “remaining customer contract period” are dependent upon the successful migration of customers from Aetna policies to HLAIC policies. Accordingly, any gain associated with those expected future profits is inseparable from the prepaid reinsurance premium and is recognized as described above.

B.
Existing profits: To the extent that (as anticipated by the independent third party actuarial appraisal referenced above) the actual liabilities for past insurable events (as of the closing date) are less than the value of the cash and investment assets transferred into the comfort trust account (i.e., the runoff of the reserves as of the closing date), HLAIC will realize a profit from the existing business (i.e., the existing policies that were in force on the closing date) over the settlement period of the related reserves. The settlement period of the reserves that existed as of the closing date is estimated to be up to approximately 30 years due to the long-tail nature of certain of the insurance liabilities ceded to HLAIC. During the

5 For additional detail, please see the “Remaining customer contract period” section of our letter dated June 26, 2018.

settlement period, HLAIC will also receive the considerable investment income on the $3.33 billion in assets supporting the reinsured liabilities.

Proposed prospective disclosure changes:
As indicated in our letter dated June 26, 2018, in an attempt to simplify our public disclosures, we have used the term “deferred gain” to broadly describe the approximately $1.1 billion net ceding commission or “reinsurance premium” paid by HLAIC to Aetna. In order to avoid confusion over how this was accounted for, we would propose to clarify in our future disclosures that the term “deferred gain” in relation to the Group Insurance sale includes both the deferred gain related to the retroactive provisions of the reinsurance contract and the prepaid reinsurance premium paid by HLAIC to Aetna (representing unearned ceding commission to Aetna) related to the prospective provisions of the reinsurance contract.

We also propose to separately disclose the amount of the “deferred gain” that related to the prospective and retroactive provisions of the reinsurance contract on the closing date and the remaining pre-tax deferred gain liability as of each reporting date until the amount is no longer material to Aetna’s consolidated balance sheet.
For your reference, below is the relevant section of our second quarter 2018 Form 10-Q, marked to indicate the supplemental disclosures we would propose to make in future reports.
On November 1, 2017, we completed the sale of our domestic group life insurance, group disability insurance and absence management businesses (the “Group Insurance sale”) to Hartford Life and Accident Insurance Company (“HLAIC”) for cash consideration of $1.45 billion. The transaction was accomplished through an indemnity reinsurance arrangement under which HLAIC contractually assumed certain of our policyholder liabilities and obligations, although we remain directly obligated to policyholders. Assets related to and supporting the reinsured life and disability insurance policies were transferred to a trust established by HLAIC for our benefit, and we recorded a reinsurance receivable from HLAIC. The terms “gain”, “deferred gain” and "amortization of deferred gain" in the paragraph below include both the deferred gain related to the retroactive provisions of the reinsurance contract and the prepaid reinsurance premium paid by HLAIC to Aetna (representing unearned ceding commission to Aetna) allocated to the prospective provisions of the reinsurance contract.
The sale is expected to result in an after-tax gain of approximately $710 million ($1.1 billion pre-tax), a significant portion of which has been deferred and will be amortized into earnings: (i) over the remaining contract period (estimated to be approximately 3 years) in proportion to the amount of insurance protection provided for the prospective reinsurance portion of the gain; and (ii) as we recover amounts due from HLAIC over a period estimated to be approximately 30 years for the retrospective reinsurance portion of the gain. Approximately $950 million of the approximately $1.1 billion pre-tax deferred gain was allocated to the prospective provisions of the reinsurance contract. The deferred gain liability was recorded in accrued expenses and other current liabilities and in other long-term liabilities in our Consolidated Balance Sheets, and the gain recognition is being recorded in fees and other revenue in our Consolidated Statements of Income. During the three and six months ended June 30, 2018, we recognized $121 million and $234 million, respectively, pre-tax of the deferred gain into earnings. The remaining pre-tax deferred gain liability was approximately $775 million at June 30, 2018, of which approximately $640 million relates to the prospective provisions of the reinsurance contract.
Revenue and income before income taxes for the businesses sold were $579 million and $37 million, respectively, for the three months ended June 30, 2017 and $1.1 billion and $63 million, respectively, for the six months ended June 30, 2017.
Conclusion:
We believe our accounting for the Group Insurance sale is in accordance with the authoritative literature included in ASC 944 and is appropriately disclosed in all material respects in our Form 10-K for the fiscal year ended December 31, 2017.